14048366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 68401 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR VIEW ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

822 A1A North, Suite 200
(No. and Street)

PONTE VEDRA BEACH (City) FL (State) 32082 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLYN MATHIS 904-834-4289
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ENNIS PELLUM & ASSOCIATES, CPAs
(Name – *if individual, state last, first, middle name*)

5150 BELFORT Rd. S. Bldg. 600 (Address) Jacksonville (City), FL (State) 32256 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, CAROLYN MATHIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR VIEW ADVISORS, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI JEAN ADAMS
MY COMMISSION # EE 068369
EXPIRES: April 10, 2015
Bonded Thru Notary Public Underwriters

x [signature] 2/26/14
Signature

CHIEF FINANCIAL OFFICER
Title

Lori Jean Adams 2/26/14
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HARBOR VIEW ADVISORS, LLC

REPORT PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE
ACT OF 1934

DECEMBER 31, 2013

# HARBOR VIEW ADVISORS, LLC

---

## REPORT PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

## CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 |
| FINANCIAL STATEMENTS | |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Member's Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to Financial Statements | 6 – 9 |
| SUPPLEMENTARY INFORMATION | |
| Computation of Net Capital Per Uniform Net Capital Rule 15c3-1 | 11 |
| Statement on Exemption from the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 | 12 |
| INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 | 13 – 14 |

ENNIS PELLUM & ASSOCIATES, CPAs

## INDEPENDENT AUDITORS' REPORT

To the Member of
Harbor Views Advisors, LLC
Ponte Vedra Beach, Florida

### Report on the Financial Statements

We have audited the accompanying financial statements of Harbor View Advisors, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor View Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

### Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

*Ennis, Pellum & Associates, PA*

Jacksonville, Florida
February 26, 2014

**Harbor View Advisors, LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH AND CASH EQUIVALENTS | $ | 89,055 |
| ACCOUNTS RECEIVABLE | | 88,654 |
| PREPAID EXPENSES | | 5,290 |
| PROPERTY & EQUIPMENT, NET | | 4,280 |
| | $ | 187,279 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Accounts payable and accrued liabilities | $ | 9,937 |
| LEASE COMMITMENT (NOTE 5) | | |
| MEMBER'S EQUITY | | 177,342 |
| | $ | 187,279 |

See accompanying notes.

**Harbor View Advisors, LLC**
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| REVENUE | | |
| Interest income | $ | 39 |
| Financial advisory fees | | 3,102,101 |
| Total revenue | | 3,102,140 |
| EXPENSES | | |
| Advertising and promotion | | 21,510 |
| Computer and internet expenses | | 36,301 |
| Dues and subscriptions | | 1,132 |
| Guaranteed payments | | 2,040,000 |
| Insurance | | 1,421 |
| Meals and entertainment | | 22,616 |
| Other general and administrative | | 6,947 |
| Professional fees | | 49,602 |
| Regulatory expense | | 20,947 |
| Related party expense | | 99,491 |
| Rent | | 66,092 |
| Salaries and related costs | | 604,825 |
| Telephone | | 9,155 |
| Travel | | 31,730 |
| Total expenses | | 3,011,769 |
| NET INCOME | $ | 90,371 |

See accompanying notes.

**Harbor View Advisors, LLC**
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| Member's equity as of January 1, 2013 | $ | 181,971 |
| Capital distributions | | (95,000) |
| Net income | | 90,371 |
| Member's equity as of December 31, 2013 | $ | 177,342 |

See accompanying notes.

**Harbor View Advisors, LLC**
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 90,371 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 159 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | | (71,277) |
| Prepaid expenses | | 5,251 |
| Accounts payable and accrued liabilities | | 4,683 |
| Total adjustments | | (61,184) |
| Net cash provided by operating activities | | 29,187 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of property and equipment | | (4,439) |
| Net cash used in investing activities | | (4,439) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Capital distributions | | (95,000) |
| Net cash used in financing activities | | (95,000) |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | $ | (70,252) |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

Harbor View Advisors, LLC (the "Company") is a broker-dealer, formed in July 2009, and specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective October 8, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

***Government and Other Regulation***

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

***Accounts Receivable***

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2013, management has no allowance for doubtful accounts.

***Revenue Recognition***

The Company recognizes its revenue as services are provided and collection is reasonably assured. Revenue from three customers accounted for approximately 84% of total revenue for the year ended December 31, 2013.

### *Advertising and Promotion*

Advertising and promotion costs are charged to operations as incurred. For the year ended December 31, 2013, advertising and promotion expense totaled $21,510.

### *Income Taxes*

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are ultimately reflected in the tax return of the Company's sole member.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions, if any, are classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

### *Property and Equipment*

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

### *Depreciation*

Depreciation is provided on a straight-line basis using estimated useful lives of seven years.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

***Use of Estimates in the Preparation of Financial Statements***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

## NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $79,118 which exceeded the requirements by $74,118 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 12.56 to 1.

## NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 consisted of the following:

| | | |
|---|---|---|
| Furniture | $ | 4,439 |
| | | 4,439 |
| Less: accumulated depreciation | | (159) |
| | $ | 4,280 |

Depreciation expense amounted to $159 for the year ended December 31, 2013.

## NOTE 4. RELATED PARTY TRANSACTIONS

Harbor View Innovation Center, LLC and Breeze Solutions, LLC were formed in 2013, and are related through common ownership by the Member's partners. For the year ended December 31, 2013, the Company paid the expenses of these entities totaling $99,491, which relate to salary for an employee attributed to Harbor View Innovation Center, LLC and project costs for Breeze Solutions, LLC. The project Breeze Solutions, LLC was abandoned during the year and Harbor View Advisors does not expect to receive reimbursement for any of the transactions.

## NOTE 5. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Ponte Vedra, Florida, expiring April 2019.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2013 are as follows:

| | | |
|---|---|---|
| 2014 | $ | 92,202 |
| 2015 | | 101,208 |
| 2016 | | 101,208 |
| 2017 | | 101,208 |
| 2018 | | 101,208 |
| 2019 | | 33,736 |
| | $ | 530,770 |

Rent expense for the office facilities amounted to $66,092 for the year ended December 31, 2013.

# SUPPLEMENTARY INFORMATION

## Harbor View Advisors, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2013

| | | |
|---|---|---|
| **CREDITS** | | |
| Member's equity | $ | 177,342 |
| **DEBITS** | | |
| Accounts receivable | | 88,654 |
| Property and equipment | | 4,280 |
| Prepaid expenses | | 5,290 |
| Total debits | | 98,224 |
| **NET CAPITAL** | | 79,118 |
| **MINIMUM NET CAPITAL REQUIREMENT** - GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $9,937 | | 5,000 |
| **EXCESS NET CAPITAL** | $ | 74,118 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 12.56 to 1 |
| **SCHEDULE OF AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued liabilities | $ | 9,937 |

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

**Harbor View Advisors, LLC**
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

ENNIS PELLUM & ASSOCIATES, CPAs

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Member of
Harbor View Advisors, LLC

In planning and performing our audit of the financial statements of Harbor View Advisors, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 26, 2014.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ennis, Pellum & Associates, PA

Jacksonville, Florida
February 26, 2013

ENNIS PELLUM & ASSOCIATES, CPAs

To the Member of
Harbor View Advisors, LLC
Jacksonville, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Harbor View Advisors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on bank statements noting no differences as to amounts remitted; however, the check was dated and mailed February 26, 2014, and had not cleared the bank as of the date of this report;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting the total revenue reported the Form SIPC-7 was $55,286 higher than the audited form X-17A-5, which represents reimbursed expenses that were netted with expenses in the audited form X-17A-5;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted no overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ennis, Pellum & Associates, PA*

Jacksonville, Florida
February 26, 2014

5150 Belfort Road South, Building 600 • Jacksonville, Florida 32256

Telephone: 904-396-5965 • Facsimile: 904-399-4094 • www.jaxcpa.com